Press Release


Ahold shareholders
adopt 2005 financial
statements

     Amsterdam, the Netherlands, May 18, 2006 - Ahold today welcomed 305 shareholders representing approximately 921 million shares to its Annual General Meeting of Shareholders in Amsterdam.

     Shareholders adopted Ahold's 2005 financial statements and all other proposals on the agenda, including the appointments of John Rishton to the Corporate Executive Board and Judith Sprieser to the Supervisory Board.


     Ahold Press Office: +31 (0)20 509 5343







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[GRAPHIC OMITTED] Ahold

     www.ahold.com

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